Casa Nianis, Colombia Jaime Muguiro President CEMEX South, Central America and the Caribbean Exhibit 7

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

(2) 2017 EBITDA impacted mainly by Colombia and higher fuel costs TCL Group TCL Group January 2017 results, CEMEX started consolidating TCL Group results in February 2017 Var. Cost & dist. 2016 Like-to-like 2017 Like-to-like (1) FX Fixed Cost & other EBITDA Variation ($ M) Price decline in Colombia accounted for $92 M of EBITDA decrease

Our pricing strategy, key to improving EBITDA this year… D Cement price variation (Dec ‘17 vs. Feb ‘18) 5% 3% 5% Year to date announced cement price increases (LC)

Tobago Barbados Guadalupe …supported by a slight improvement in regional cement demand… 1) Before intercompany eliminations. Includes TCL Group results for the February to December period 2018 Cement demand growth Decline (<0%) Flat Growth (1% – 5%) Trinidad Puerto Rico Panama Nicaragua Dominican R. Guatemala El Salvador Haiti Jamaica Bahamas Guyana Costa Rica TCL Group Markets St. Vincent Martinique Peru Colombia Colombia Panama TCL Group Costa Rica Others Brazil (Manaus)

CEMEX DAY 2018

…and additional ~$4 M to $8 M of EBITDA contribution from the TCL Group during 2018

	Initiatives	Annual EBITDA improvement target
PMI Synergies	Operational Efficiencies	~$5 M
	Right-sizing	~$8 M
	Procurement	~$3 M
	Energy	~$5 M
	Others	~$3 M
		~$24 M

TCL Group EBITDA to grow by ~35% in three years due to PMI synergies

SCA&C I 6

CEMEX GO and segment oriented value propositions provide a solid competitive advantage MIX3R 1,500 455 ~ 60% Of total cement volume sold to industrial clients was through MIX3R Construction projects in 2017 bringing incremental sales to our distributors Stores in the region, the largest building material retail network in Latin America Launched in Colombia this month and rest of region to follow

We still have opportunities to reduce costs Increase usage of alternative fuels from 10% in 2017 to 20% in the next three years Reduce clinker factor from 73% in 2017 to 72% in 2020, releasing 100k tons of clinker per year Reduce production costs by sourcing spare parts from low cost countries with potential savings of ~$9 M to $12 M by 2020 Optimize asset base in Puerto Rico and Colombia

We expect to sustain our outstanding working capital performance Working Capital(1) (Average Days) 1) 2016 and 2017 on a proforma basis including TCL Group operations

CEMEX DAY 2018

Positive mid-term construction outlook with an investment pipeline of ~$22B

	Cement Demand CAGR (1) ('19– '22)	Main projects	Investments
Colombia	~3%	• Metro and other projects in *Bogotá* • Subsidies for middle-income housing • *Vías de la equidad*	~$10 B(2)
Panama	~4%	• 4th bridge over the Canal • 3rd line of subway • Northern Corridor Highway	~ $6 B
Costa Rica	~4%	• *Oxígeno* project • Northern Beltway • Ruta 32 (100km)	~ $1 B
Dominican Republic	~3%	• Hospitality and tourism projects • 25k housing units	~ $2 B
Nicaragua	~3%	• Mulukuku–Siauna road • Bluefields–Naciones Unidas road	~$1 B
Jamaica	~3%	• 5,000 hotel rooms • 11,000 housing units • Southern Coastal Highway	~$1 B
Guyana	~5%	• Oil and gas infrastructure • Housing and industrial and commercial projects	~$1 B

1) CEMEX estimates
2) Excludes 4G and Public Private Partnerships projects

SCA&C I 10

Reach as soon as possible our Zero for Life target Responsibly deploy our pricing strategy to improve EBITDA and EBITDA margin Capture synergies from the TCL Group integration Leverage CEMEX GO to strengthen our market position, offering a unique and superior customer experience